Exhibit (a)(5)(A)

Contacts

Pfizer Inc.
Investor Relations:	Chuck Triano +1 (212) 733-3901 Charles.E.Triano@Pfizer.com

Media Relations:	Patricia Kelly +1 (212) 733-3810 Patricia.Kelly@Pfizer.com

PFIZER COMPLETES ACQUISITION OF ARRAY BIOPHARMA

•	Strengthens Pfizer’s innovative biopharmaceutical business and category leadership in Oncology

•	Expected acceleration of Pfizer’s long-term growth trajectory through new medicines, including the breakthrough combination of BRAFTOVI® and MEKTOVI®

•	Highly productive research unit in Boulder, CO now part of Pfizer’s research network

NEW YORK, July 30, 2019—Pfizer Inc. (NYSE: PFE) today announced the successful completion of its acquisition of Array BioPharma Inc., advancing breakthrough science for the discovery, development and commercialization of targeted small molecule medicines to treat cancer and other diseases of high unmet need.

As Array becomes part of Pfizer, it brings an impressive existing portfolio that includes the approved combined use of BRAFTOVI® (encorafenib) and MEKTOVI® (binimetinib) for the treatment of BRAFV600E or BRAFV600K mutant unresectable or metastatic melanoma, with significant potential for long-term growth via expansion into additional areas of unmet need. Additionally, BRAFTOVI and MEKTOVI are being investigated as a potential first-in-class combination for the treatment of BRAF-mutant metastatic colorectal cancer (mCRC), based on compelling interim results from the pivotal Phase 3 BEACON trial, setting the stage to create a potentially industry-leading franchise for colorectal cancer alongside Pfizer’s existing expertise in breast and prostate cancers.

“We are proud to bring Array’s exceptional scientific talent and broad pipeline into Pfizer,” said Mikael Dolsten, Pfizer Chief Scientific Officer and President, Worldwide Research, Development and Medical. “Combined with Pfizer’s leading research and development capabilities, today’s announcement strengthens our potential to translate advanced science and technologies into the breakthroughs that change patients’ lives.”

As Array’s colleagues become part of Pfizer, the company plans to maintain Array’s operations in Cambridge, Massachusetts and Morrisville, North Carolina, as well as Boulder, Colorado, which becomes part of Pfizer’s Oncology Research & Development network in addition to La Jolla, California and Pearl River, New York.

The tender offer for all of the outstanding shares of Array expired at 6:01 p.m., Eastern Time, on July 29, 2019. Computershare Trust Company, N.A., the depository and paying agent for the tender offer, has advised Pfizer that as of the tender offer expiration, 171,905,358 shares of Array common stock were validly tendered, representing approximately 77.0% of the shares outstanding. All of the conditions of the offer have been satisfied and Pfizer and its subsidiary Arlington Acquisition Sub Inc. have accepted for payment for $48 per share in cash, without interest, subject to any required withholding taxes, all shares validly tendered and not validly withdrawn and will promptly pay for all such shares. Following its acceptance of the tendered shares, Pfizer completed its acquisition of Array through a second step merger of Arlington Acquisition Sub Inc. with and into Array. As a result of the merger, Array became a wholly owned subsidiary of Pfizer. In connection with the merger, all Array shares not validly tendered (other than shares held by Array, Pfizer, their respective subsidiaries and shareholders of Array who have perfected their statutory appraisal rights) have been cancelled and converted into the right to receive the same $48 in cash (without interest and less any applicable withholding taxes) as will be paid for all Array shares that were validly tendered and not validly withdrawn. Array common stock will cease to be traded on the Nasdaq Global Market. Pfizer expects the transaction to be dilutive to Pfizer’s Adjusted Diluted EPS by $0.04 in 2019, $0.04 -$0.05 in 2020, neutral in 2021 and accretive beginning in 2022, with additional accretion and growth anticipated thereafter. The company has updated its 2019 financial guidance based on a number of factors, including this acquisition. For information on 2019 financial guidance, please see the press release for Pfizer’s Second Quarter 2019 Results here.

For additional background on the acquisition, please read the announcement press release here.

Pfizer Inc.: Breakthroughs that change patients’ lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.pfizer.com. In addition, to learn more, please visit us on www.pfizer.com and follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of July 30, 2019. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information related to Pfizer, Array and the acquisition of Array by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release and the accompanying call include, among other things, statements about the potential benefits of the acquisition, earnings dilution and accretion, and growth, Pfizer’s and Array’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Array, the BRAF/MEK combination and Array’s other pipeline and portfolio assets. Risks and uncertainties include, among other things, risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits and accretion from the acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of the acquisition on the market price of Pfizer’s common stock, Pfizer’s credit ratings and/or Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Pfizer’s and Array’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for the BRAF/MEK combination or any other of Pfizer’s or Array’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Array can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov .

Pfizer calculates projections regarding the expected dilutive and accretive impact of the potential acquisition based on internal forecasts of Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS), which forecasts are non-Generally Accepted Accounting Principles (GAAP) financial measures derived by excluding certain amounts that would be included in GAAP calculations. These dilution/accretion projections should not be considered a substitute for GAAP measures. The determinations of the amounts that are excluded from the dilution/accretion calculations are a matter of management judgment and depend upon, among other factors, the nature of the underlying expense or income amounts. Pfizer is unable to present quantitative reconciliations because management cannot reasonably predict with reasonable certainty all of the necessary components of the comparable GAAP measure (such as the ultimate outcome of pending litigation, unusual or significant gains and losses, acquisition-related expenses, net gains or losses on investments in equity securities and potential future asset impairments) without unreasonable effort. These items are uncertain, depend on various factors, and could have a material impact on GAAP Reported results for the relevant periods. Pfizer has excluded from the dilution/accretion calculations the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Such items can have a substantial impact on GAAP measures of financial performance. For more information on the Adjusted Diluted EPS measure see Pfizer’s 2018 Financial Report, which was filed as exhibit 13 to Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Pfizer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.